MASTERWORKS

AVAILABLE NOW: Ghenie ($4,995,000 | 15.4%)



INVEST NOW

Adrian Ghenie



Price Appreciation of Similar Works

15.4%*

INVEST NOW

*The set of similar sales comprise paintings by Adrian Ghenie with the following criteria: works on canvas that measure 62 inches by 62 inches to 115 inches to 115 inches and excluding examples from the "Pie Fight" series and bust-length portraits, such as works from the "Lidless Eye" series. Complex, multi-figure compositions (defined as having two or more figures), such as "The Blue Rain" (2009) and "Nickelodeon" (2008) were excluded from the set. The data was sourced from publicly available auction records and does not include private sales.